Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 MAY 22 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Att:	Division of Corporation Finance		
Company:	United States Securities a[redacted]	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	L ... me) E S ... lations	*Phone:*	*(48 76) 747 81 30*
Company:	K	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	21 May 2008	*No of sheets:*	*18*

08002741

SUPPL

Current report 34/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Ordinary General Shareholders' Meeting on 26 June 2008:

Proposal /1/ to point 2 of the agenda

Resolution No. ....../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: election of the Chairman of the General Shareholders' Meeting.

On the basis of art. 409 § 1 of the Code of Commercial Companies, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders' Meeting, the following is resolved:

I. .... is hereby elected as Chairman of the General Shareholders' Meeting.

II. This resolution comes into force on the date it is taken.

PROCESSED
MAY 27 2008
THOMSON REUTERS

Proposal /2/ to point 4 of the agenda

Resolution No. ....../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: acceptance of the agenda of the General Shareholders' Meeting.

The General Shareholders' Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General

Shareholders' Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated ...., No. ..../2008, item ....

II. This resolution comes into force on the date it is taken.

Proposal /3/ to point 8 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Code of Commercial Companies in connection with art. 45 section 4 and art. 53 section 1 of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2007.

II. This resolution comes into force on the date it is taken.

Proposal /4/ to point 8 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Financial Statements of the Company for financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Code of Commercial Companies in connection with art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e.Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the financial statements, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2007, consisting of:

- the balance sheet at 31 December 2007, which shows total assets and liabilities of PLN **12 379 737 393.29** [PLN **12 379 737** thousand] or twelve billion, three hundred seventy nine million, seven hundred thirty-seven thousand, three hundred ninety-three and twenty-nine one-hundredths PLN,

- the income statement for the period from 1 January to 31 December 2007, which shows a profit for the period of PLN **3 798 825 390.87** [PLN **3 798 826** thousand] or three billion, seven hundred ninety-eight million, eight hundred twenty-five thousand, three hundred and ninety and eighty-seven one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2007 which shows equity at 31 December 2007 in the amount of PLN **8 965 948 789.00** [PLN **8 965 949** thousand], or eight billion, nine hundred sixty-five million, nine hundred forty-eight thousand, seven hundred and eighty-nine PLN,

- the cash flow statement for the period from 1 January to 31 December 2007, which shows net cash flow - an increase during the financial year of PLN **484 628 464.75** [PLN **484 629** thousand] or four hundred eighty-four million, six hundred twenty-eight thousand, four hundred sixty-four and seventy-five one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN **2 534 994 840.55** [PLN **2 534 995** thousand], or two billion, five hundred and thirty-four million, nine hundred and ninety-four thousand, eight hundred and forty and fifty-five one-hundredths, and

- notes to the financial statements.

II. This resolution comes into force on the date it is taken.

Proposal /5/ to point 8 of the agenda

Resolution No. ....../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lublin dated 26 June 2008

regarding: the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date.

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Code of Commercial Companies and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the proposal of the Management Board concerning appropriation of profit for the financial year 2007, the General Shareholders' Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for financial year 2007 in the amount of PLN **3 798 825 390.87** or three billion, seven hundred ninety-eight million, eight hundred twenty-five thousand, three hundred and ninety and eighty-seven one-hundredths PLN, shall be appropriated in the following manner:

- as a shareholders dividend representing **PLN 9.00** per share,	**PLN 1 800 000 000.00,**
- to reserve capital	**PLN 1 998 825 390.87.**

II. The General Shareholders' Meeting hereby sets the following dates:
- right to dividend date: **18 July 2008**,
- dividend payment date: **7 August 2008**.

III. This resolution comes into force on the date it is taken.

JUSTIFICATION

The proposal of the Management Board on the manner of appropriation of the profit and the recommended amount of the dividend is due to the anticipated postponement of investments

planned for 2008, mainly due to the extended process of acquiring the shares of Polkomtel S.A. from TDC.

The amount of the dividend proposed is part of the effort to seek a balance between the interests of the shareholders and the possibility of effectively investing the earnings of the Company.

Proposal /6/ to point 8 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: coverage of losses from prior years by reserve capital.

On the basis of art. 395 § 2 point 2 of the Code of Commercial Companies and on § 20 section 2 point 2) and § 29 section 3 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the proposal made by the Management Board, which was positively evaluated by the Supervisory Board of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby agrees to cover the losses from prior years by reserve capital in the amount of PLN **4 266 323 977.62**, or four billion, two hundred and sixty-six million, three hundred and twenty-three thousand, nine hundred and seventy-seven and sixty-two one-hundredths PLN, having arisen due to restatement of the opening balance following the adoption, beginning from 1 January 2007, in the accounting policy of the Company, of International Financial Reporting Standards.

II. This resolution comes into force on the date it is taken

JUSTIFICATION

The loss settled in the result from prior years in the amount of PLN 4 266 323 977.62 arose as the result of changes in the accounting principles of the Company, i.e. the implementation of International Accounting Standards / International Financial Reporting Standards (IAS/IFRS), beginning from 1 January 2007. These changes were made after earlier agreement by the General Shareholders' Meeting of KGHM Polska Miedź S.A. for the keeping of accounts and drawing up of the financial statements of Company in accordance with the principles of IAS/IFRS (Resolution of the Ordinary General Shareholders' Meeting No. 26/2006 dated 14 June 2006).
The valuation differences which arose in the accounts of the Company due to the acceptance of new solutions in accordance with IAS/IFRS respect:

- revaluation of share capital due to hyperinflation PLN (5 413 573 130.12)
- revaluation due to hyperinflation and changes in the valuation principles of fixed assets PLN 358 793 446.66
- changes in the principles of measurement of non-current shares PLN (319 935 449.40)
- settlement of the effects of revaluation of fixed assets made in prior years through reserve capital and the revaluation reserve on fixed assets PLN 970 342 018.24
- impact of changes in accounting principles on deferred tax PLN 138 049 137.00

The proposal to cover losses by the reserve capital of the Company received the positive evaluation of the Supervisory Board.

Exemption number: 82 4639

Proposal /7/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Marek Fusiński – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., based on Resolution No. 44/VI/08 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 April 2008. the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Shareholders' Meeting approve of the performance of Marek Fusiński.*

Proposal /8/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Stanisław Kot – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

**In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., based on Resolution No. 45/VI/08 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 April 2008, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Shareholders' Meeting approve of the performance of Stanisław Kot.*

Exemption number: 82 4639

Proposal /9/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Ireneusz Reszczyński – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

* *In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., based on Resolution No. 46/VI/08 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 April 2008, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Shareholders' Meeting approve of the performance of* Ireneusz Reszczyński.

Proposal /10/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Dariusz Kaśków – Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 6 November 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

* *In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., based on Resolution No. 47/VI/08 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 April 2008, the Supervisory Board of KGHM Polska Miedź S.A. submitted a proposal that the Ordinary General Shareholders' Meeting not approve of the performance of Dariusz Kaśków.*

Exemption number: 82 4639

Proposal /11/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Maksymilian Bylicki – I Vice President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 6 November 2007.

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., at a meeting on 23 April 2008 the Supervisory Board of KGHM Polska Miedź S.A. held voting on a resolution respecting submitting a proposal of the Supervisory Board of KGHM Polska Miedź S.A. to the Ordinary General Shareholders' Meeting on approving of the performance of Maksymilian Bylicki. As a result of this voting the Supervisory Board did not resolve to submit a proposal to the Ordinary General Shareholders' Meeting approving of the performance of Maksymilian Bylicki.*

Proposal /12/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2007.*

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Krzysztof Skóra – President of the Management Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

** In performance of its duties arising from § 20 sec. 2 point 4 of the Statutes of KGHM Polska Miedź S.A., at a meeting on 23 April 2008 the Supervisory Board of KGHM Polska Miedź S.A. held voting on a resolution respecting submitting a proposal of the Supervisory Board of KGHM Polska Miedź S.A. to the Ordinary General Shareholders' Meeting on approving of the performance of Krzysztof Skóra. As a result of this voting the Supervisory*

Board did not resolve to submit a proposal to the Ordinary General Shareholders' Meeting approving of the performance of Krzysztof Skóra.

Proposal /13/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Adam Łaganowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 18 October 2007.

II. This resolution comes into force on the date it is taken.

Proposal /14/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Stanisław Andrzej Potycz – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /15/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Jan Sulmicki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 11 April 2007.

II. This resolution comes into force on the date it is taken.

Proposal /16/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Marcin Ślęzak – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /17/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Jerzy Żyżyński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Proposal /18/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with its registered head office in Lublin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Józef Czyczerski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /19/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Leszek Hajdacki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /20/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

Exemption number: 82 4639

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Ryszard Kurek – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 1 January 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /21/ to point 9 of the agenda

Resolution No. ....../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Adam Glapiński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 11 April 2007 to 10 July 2007.

II. This resolution comes into force on the date it is taken.

Proposal /22/ to point 9 of the agenda

Resolution No. ....../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Anna Mańk – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which she fulfilled this function from 11 April 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Proposal /23/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Leszek Jakubów – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 18 October 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /24/ to point 9 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2007.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Code of Commercial Companies and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders' Meeting hereby approves of the performance of duties of Remigiusz Nowakowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2007 during the period in which he fulfilled this function from 18 October 2007 to 31 December 2007.

II. This resolution comes into force on the date it is taken.

Proposal /25/ to point 12 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2007.

On the basis of art. 395 § 5 of the Code of Commercial Companies in connection with art. 55 and art. 63c section 4 of the Act Accounting of 29 September 1994 (i.e. Journal of Laws of

2002, no. 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., and with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2007.

II. This resolution comes into force on the date it is taken.

Proposal /26/ to point 12 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007.

On the basis of art. 395 § 5 of the Code of Commercial Companies in connection with art. 55 and art. 63c section 4 of the Act Accounting of 29 September 1994 (i.e. Journal of Laws of 2002, no.76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Consolidated Financial Statements, the following is resolved:

I. Following its review, the General Shareholders' Meeting approves of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007 consisting of:

- the consolidated balance sheet at 31 December 2007 which shows total assets and liabilities of **PLN 13 459 505 thousand**, or thirteen billion, four hundred fifty-nine million, five hundred and five thousand PLN,

- the consolidated income statement for the period from 1 January 2007 to 31 December 2007, showing a profit for the period of **PLN 3 935 516 thousand**, or three billion, nine hundred and thirty-five million, five hundred and sixteen thousand PLN, of which attributable to the shareholders of the parent entity of **PLN 3 934 559 thousand,** or three billion, nine hundred and thirty-four million, five hundred and fifty-nine thousand PLN,

- the consolidated statement of changes in equity in 2007, showing equity in the amount of **PLN 9 501 609 thousand**, or nine billion five hundred and one million, six hundred and nine thousand PLN, and changes in equity in the period from 1 January 2007 to 31 December 2007 of **PLN 1 239 207 thousand**, or one billion, two hundred and thirty-nine million, two hundred and seven thousand PLN,

- the consolidated cash flow statement for the period from 1 January 2007 to 31 December 2007 showing net cash flow – an increase of **PLN 490 965 thousand**, or four hundred ninety million, nine hundred and sixty-five thousand PLN, and cash and cash equivalents at the end of the period of **PLN 2 812 096 thousand**, or two billion, eight hundred and twelve million, and ninety-six thousand PLN,

- notes to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Proposal /27/ to point 13 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: confirmation of the validity of the elections of members of the Supervisory Board elected by the employees of the KGHM Polska Miedź S.A.

On the basis § 34 of the Regulations for the election and dismissal of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby confirms the validity of the elections held in the Company on 15-16 May 2008, as a result of which the employees of KGHM Polska Miedź S.A. elected three members to the Supervisory Board.
Resolution No. 7/2008 of the Electoral Committee for the conduct of elections of members of the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008, and the Protocol of the Electoral Committee of the Company from the elections of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008, shall be annexes to the resolution.

II. This resolution comes into force on the date it is taken.

Proposal /28/ to point 13 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment to the Supervisory Board for a new term of persons elected by the employees of the Company.

On the basis of art. 385 §1 of the Code of Commercial Companies, art. 14 section 1 point 2 of the Law dated 30 August 1996 on the commercialisation and privatisation companies (i.e. Journal of Laws from 2002, No. 171, item 1397 with later changes) and on the basis of § 16 section 2 of the Statutes of the Company, the following is resolved:

I. The General Shareholders' Meeting hereby appoints .... * to the Supervisory Board of KGHM Polska Miedź S.A., elected by the employees of the Company.

II. This resolution comes into force on the date it is taken.

** Pursuant to § 13 sec.1 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.*

JUSTIFICATION

On the day on which the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. is held approving of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2007, the term of office of the current Supervisory Board of KGHM Polska Miedź S.A.

concludes. In accordance with art. 14 sec. 1 point 2 of the law on commercialisation and privatisation dated 30 August 1996 (i.e. Journal of Laws from 2002 No. 171, item 1397 with subsequent amendments) three members of the Supervisory Board of KGHM Polska Miedź S.A. are elected by the employees of the Company.
During the period from 15 May 2008 to 16 May 2008 elections were held in the Company for the employee-elected members of the Supervisory Board. Based on the results of the elections the following persons were elected to the Supervisory Board: Józef Czyczerski, Leszek Hajdacki and Ryszard Kurek.
In acordance with art. 14 sec. 2 line 2 of the above-mentioned law, the result of these elections is obligatory for the General Shareholders' Meeting.

Proposal /29/ to point 13 of the agenda

Resolution No. ..../2008
of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 26 June 2008

regarding: appointment of a member of the Supervisory Board

On the basis of art. 385 § 1 of the Code of Commercial Companies and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.*

II. This resolution comes into force on the date it is taken.

** Pursuant to § 13 sec.1 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.*

JUSTIFICATION

On the day on which the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. is held approving of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2007, the term of office of the current Supervisory Board of KGHM Polska Miedź S.A. concludes.
By resolution No. 36/2005 of the Ordinary General Shareholders' Meeting regarding setting the number of members of the Supervisory Board of KGHM Polska Miedź S.A. dated 15 June 2005 the General Shareholders' Meeting set the number of members of the Supervisory Board at 9 persons.

Exemption number: 82 4639

ANNEX to the proposal /27/ of resolution to point 13 of the agenda

Resolution No. 7/2008 of the Electoral Committee of the Company for the conduct of elections of members of the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company, dated 16 May 2008

§ 1

1. Based on § 32 sec. 1 of the „Regulations for the election and dismissal of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company", the Electoral Committee of the Company hereby declares that as a result of the elections held for members of the Seventh Term Supervisory Board, the following persons were elected:
   1) **Józef Czyczerski**
   2) **Leszek Hajdacki**
   3) **Ryszard Kurek**
2. The Protocol from the election to the Seventh Term Supervisory Board of KGHM Polska Miedź S.A. dated 16 May 2008 serves as the Report of the elections held, and represents an Annex to this Resolution.

§ 2

The Electoral Committee of the Company wishes to thank those persons directly involved in the elections, as well as the Management Board of the Company and the Divisional Directors, for their assistance in the efficiently-conducted elections.

§ 3

This resolution comes into force on the date it is taken.

cc:
1. Members of the Management Board of the Company,
2. Representatives of the employees elected to the Seventh Term Supervisory Board of KGHM Polska Miedź S.A.:
   - Józef Czyczerski
   - Leszek Hajdacki
   - Ryszard Kurek
3. Members of the Electoral Committee of the Company,
4. The Chairman of the District Electoral Committees,
5. The Divisional Directors of KGHM Polska Miedź S.A.,
6. The Inter-Divisional Trade Unions.

1. Marek Aleksandrowicz
2. Elżbieta Bajger
3. Zofia Bogucka
4. Elżbieta Cieślińska
5. Jacek Franczuk
6. Stanisław Kasprzak
7. Robert Kościewicz
8. Stanisław Ksel
9. Tomasz Łaskarzewski
10. Ryszard Olszewski
11. Stanisław Minorczyk
12. Andrzej Muras
13. Władysław Pływaczyk
14. Wiesław Powązka

15. Tomasz Rajman
16. Dariusz Satuła
17. Magdalena Szymańska
18. Patrycja Veljković-Mrozek

(The full contents of the Protocol of the Electoral Committee of the Company from the election of members of the Supervisory Board of KGHM Polska Miedź S.A. elected by the employees of the Company dated 16 May 2008 will be available on the Company website – www.kghm.pl)

Exemption number: 82 4639

In compliance with the obligations of the Supervisory Board of KGHM Polska Miedź S.A. arising from art. 382 §3 of the Code of Commercial Companies and §20 section 2 point 1 and 2 of the Company Statues, the Supervisory Board positively evaluated the following:
- Financial Statements of KGHM Polska Miedź S.A. for financial year 2007,
- Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2007,
- Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007,
- Report of the Management Board on the Activities of the Group in financial year 2007,
- proposal of the Management Board concerning the appropriation of profit for financial year 2007
- proposal of the Management Board on setting the right to dividend date and the dividend payment date for financial year 2007,
- proposal of the Management Board concerning the coverage of losses from prior years by reserve capital

Additionally, in accordance with principles II.1.4) and II.1.6) of the "Code of Best Practice for WSE Listed Companies", the following reports of the Supervisory Board will be available on the Internet website of the Company (www.kghm.pl).

1. Annual report on the activities of the Supervisory Board of KGHM Polska Miedź S.A. in the period from 1 January 2007 to 31 December 2007 reflecting the evaluation of the work of the Supervisory Board and the report from the work of the Audit Committee and the Remuneration Committee of the Supervisory Board of KGHM Polska Miedź S.A.
2. Brief assessment on the standing of KGHM Polska Miedź S.A. for 2007 including an evaluation of the internal control system and the significant risk management system for the Company.
3. Report of the Supervisory Board of KGHM Polska Miedź S.A. on the results of its evaluation of the Report of the Management Board on the activities of the Company in financial year 2007, results of evaluation of Financial Statements of the Company for financial year 2007 and the proposal of the Management Board on the appropriation of Company profit for financial year 2007.
4. Report on the results of evaluation of the Report of the Management Board on the activities of the Group and results of evaluation on annual Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2007.

Legal basis: §39, sec. 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 No. 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Mirosław Krutin

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	21 May 2008	*No of sheets:*	*6*

Current report 33/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides the Brief assessment of the standing of KGHM Polska Miedź S.A. for 2007, including an evaluation of the internal control system and the significant risk management system for the Company - as carried out by the Supervisory Board of the Company, in accordance with principle III.1.1 of the Code of Best Practice for WSE Listed Companies.

BRIEF ASSESSMENT OF THE STANDING OF KGHM POLSKA MIEDŹ S.A. FOR 2007

(approved by the Supervisory Board of KGHM Polska Miedź S.A. on 16 May 2008)

In accordance with chapter III point 1 sub-point 1) of the „Code of Best Practice for WSE Listed Companies" the Supervisory Board of KGHM Polska Miedź S.A. hereby presents a brief assessment of the Company's standing, including an evaluation of the internal control system and the significant risk management system for the Company. This assessment has been prepared based on documents submitted by the Management Board, discussions held with the participation of the Management Board and other individuals invited to attend meetings of the Supervisory Board, and also reflects the financial statements and the reports of the Management Board on the Company's activities, from the audit of the Company's accounts by a certified auditor.

Realisation of the Company strategy and mission

The strategy, developed and approved by the Management Board in the second half of 2006, did not bring about significant changes as expressed in the effects of the accepted new directions of functioning of the Company. The effectiveness of operations conducted is decreasing mainly due to the increase of costs, especially labour costs, and the significant fall in copper content in excavated ore. There has as yet been no consideration of multi-year plans to expand the core business activities internationally, while the multi-year mining commitment in Africa has not yet concluded with concrete decisions respecting the processing of accumulated ore. There was also no significant improvement in the financial position of companies of the KGHM Polska Miedź S.A. Group. However, intensive feasibility and preparatory studies have been initiated, which are to be implemented in subsequent years, on maintaining the rapidly-depleting copper ore resources in areas under current exploitation. For the first time, significant budgetary funds have been allocated for this purpose.

Exemption number: 82 4639

Macroeconomic conditions in 2007.

In 2007 copper prices were not much higher than in the prior year. The average electrolytic copper price on the London Metal Exchange in 2007 increased to 7 126 USD/t and was 6% higher than in 2006, when it amounted to 6 731 USD/t.

The average silver price on the London Bullion Market reached 13.38 USD/troz in 2007, and was 16% higher than in 2006, when it amounted to 11.55 USD/troz.

In 2007 the Polish zloty remained in a rising trend. During this period the average USD/PLN exchange rate per NBP amounted to 2.77 and was lower in comparison to the prior year by 11% (USD/PLN 3.10).

Basic information and important events.

Management Board of the Company
During the reported period described, the composition of the Management Board of KGHM Polska Miedź S.A. was as follows:

Krzysztof Skóra	President of the Management Board
Maksymilian Bylicki	Vice President of the Management Board (Development)
Ireneusz Reszczyński	Vice President of the Management Board (Sales)
Marek Fusiński	Vice President of the Management Board (Finance)
Stanisław Kot	Vice President of the Management Board (Production)

On 6 November 2007 the Supervisory Board of KGHM Polska Miedź S.A. dismissed Maksymilian Bylicki as I Vice President of the Management Board, and appointed Dariusz Kaśków to the Management Board, and simultaneously the Supervisory Board appointed Ireneusz Reszczyński to the function of I Vice President of the Management Board. Following these changes the composition of the Management Board was as follows:

Krzysztof Skóra	President of the Management Board
Ireneusz Reszczyński	I Vice President of the Management Board (Sales)
Marek Fusiński	Vice President of the Management Board (Finance)
Stanisław Kot	Vice President of the Management Board (Production)
Dariusz Kaśków	Vice President of the Management Board (Development)

Mine production:

The amount of excavated ore (dry weight) decreased in 2007 by approx. 1 million t, i.e. from 31.28 million t in 2006 to 30.26 million t in 2007. This decrease in extraction in 2007 was caused by the curtailment, at the request of the National Labour Inspectorate, of extraction in the mines on days legally free from work, which work was reflected in the Company's production budgets.
As a result of work progressing to areas with a lower mineralisation of copper ore, the average copper content also decreased, from 1.79% in 2006 to 1.67% in 2007.

In 2007 451.9 thousand tonnes of Cu in concentrate was produced, meaning a decrease versus the prior year (497.2 thousand tonnes) by 9%. There was also a decrease in copper content in concentrate from 25.6% in 2006 to 24.1% in 2007.
The amount of Ag in concentrate was lower than that achieved in 2006 by 5% (a decrease from 1 265 tonnes to 1 199 tonnes).

Metallurgical production:

Electrolytic copper production was lower than that achieved in 2006 by 23.6 thousand tonnes (i.e. by 4%) and amounted to 533.0 thousand tonnes. Despite the decrease in production from internal charges by 3% versus 2006, the final level of production was achieved thanks to an increase in share of external charges in the form of imported concentrate, copper blister and scrap.
At the end of 2007 production of metallic silver amounted to 1 215 tonnes, and decreased by 2.2% versus the prior year. Metallic gold production was lower (883 kg, i.e. 48.1% less than in 2006).
In January 2007 the production of refined lead began in the Legnica smelter, which at the end of 2007 reached the level of 15.29 thousand tonnes.

Revenues

In 2007 526.8 thousand tonnes of copper and copper products were sold, i.e. 5% less than in 2006, alongside an increase in sales of copper wire rod by 10% (21.8 thousand tonnes). There was a decrease in silver sales versus 2006 by 5%, to 1 177 t. Gold sales also decreased by 54% and amounted to 738 kg.

The large increase in copper and silver prices, alongside a lower volume of sales, caused an increase in revenues from the sales of these products in 2007 by, respectively, 7.5% (PLN 716.58 million) and 41% (PLN 132.04 million).

Altogether, revenues from sales amounted to PLN 12 183.11 million, i.e. 7.0% more than in the prior year. Revenues from sales in 2007 reflect the negative result from the settlement of commodity hedging instruments in the amount of PLN (632.73) million (in 2006 PLN (2 453.73) million) and profit from the realisation of currency hedging instruments in the amount of PLN 146.23 million (in 2006 PLN 83.17 million). Revenues from sales were also adjusted for the foreign exchange gains which arose from the hedging of foreign currency loan and were recognised under revenues from cathode exports in the amount of PLN 50.99 million (in 2006 PLN 39.53 million).

Costs

The total unit cost of electrolytic copper production increased from 10 497 PLN/t in 2006 to 11 160 PLN/t in 2007.

The increase in the unit cost of copper production versus 2006 by 6.3%, i.e. by 663 PLN/tonne of Cu, was mainly due to the following: the increase in labour costs, in connection with a higher additional annual bonus (an increase from 14% in 2006 to 24% in 2007), the decrease in copper production from internal concentrate, and the use of relatively more expensive internal semi-products from storage, alongside a lower price and amount of external copper-bearing materials used in production.

The cost of copper production from internal charges increased by 1 128 PLN/t, i.e. by 14%, which was mainly due to the increase in labour costs and the decrease in copper production from internal concentrates.

The cost of copper production represented 94% of total costs by type. In 2007 costs by type decreased by PLN 587.69 million, i.e. by 7%, due to the lower value of copper-bearing materials which was due to lower volume (by 29 thousand tonnes) and a lower purchase price (by 2 373 PLN/t).
Costs by type excluding purchased copper-bearing materials increased in 2007 by PLN 234.56 million, i.e. by 4%, mainly due to an increase in labour costs due to a higher additional annual bonus by PLN 164.05 million and an increase in depreciation costs by PLN 37.12 million.

Exemption number: 82 4639

Financial results

Profit before tax in 2007 amounted to PLN 4 655.53 million and was 6% higher versus the prior year. Profit before tax was affected by the following financial categories: profit from sales (PLN 4 879.75 million), the loss on other operating activities (PLN (197.71) million), and the loss on financing activities (PLN (26.50) million).

The loss on other operating activities in the amount of PLN 197 714 thousand (in 2006 a gain of PLN 264 068 thousand) is mainly due to:

- income from dividends – a decrease from PLN 469 598 thousand to PLN 270 363 thousand,
- the loss on the measurement and realisation of derivative instruments – an increase in costs from PLN 150 471 thousand to PLN 313 147 thousand (costs mainly due to changes in the time value of options which are settled in future periods), and
- foreign exchange losses – an increase from PLN 63 778 thousand to PLN 165 451 thousand.

Profit for 2007 increased by 5.4% to PLN 3 798.83 million, while EBITDA increased by 6.6% to PLN 5 100.59 million.

Selected financial ratios

The value of the following ratios increased:

- current liquidity to 2.53 (2007) from 1.86 (2006);
- quick liquidity to 1.72 (2007) from 1.28 (2006);
- return on assets (ROA) to 30.7% (2007) from 29.4% (2006);
- earnings per share (EPS) to PLN 18.99 (2007) from PLN 18.02 (2006);
- price per share / earnings per share (P/E) to 5.6 (2007) from 4.9 (2006);
- market capitalisation / book value (P/BV) to 2.4 (2007) from 2.2 (2006);

The value of two ratios decreased:

- return on equity (ROE) to 42.4% (2007) from 44.4% (2006) due to an increase in equity by 10% in 2007;
- the debt ratio to 27.6% (2007) from 33.8% (2006), due to a decrease in the level of liabilities (by 17%).

Financial risk management system

Financial risk management includes the processes of identification and measurement, and the determination of appropriate methods to deal with those risks. The main financial risks to which the Company is exposed are:

- market risk: the risk of changes in commodity prices, foreign exchange rates and interest rates;
- liquidity risk;
- credit risk.

In the opinion of the Company, the main risk to which the Company is exposed is market risk.

The Management Board is responsible for the management of market risk in the Company and for adhering to the *Policy* approved in this regard, while the main body responsible for its realisation is the Market Risk Committee, which recommends actions to be taken in this regard by the Management Board. The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Natural hedging is also used.

The Company continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Company applies hedge accounting to hedge the risk of changes of cash flows due to currency and commodity risk. Monitoring of the scale of market risk in the Company is based on analysis of the impact of risk factors on the Company's operations (financial result, balance sheet, cash flow).

In accordance with best world practice in this regard, appropriate units have been separated in the Company involved in entering into hedging transactions from others responsible for their authorisation and settlement, and for preparing measurements of these transactions. Such an organisational structure permits both control over the process of market risk management and minimises the risk of entering into unauthorised transactions on the derivative instruments market (the oversight principle). The above-described system of market risk management which is followed in the Company is based on best world standards, as confirmed by the positive opinion of the auditors and consulting firms auditing this process, as well as by the highly-rated transparency of the financial statements in this regard.

Internal control system

An important element of operational risk management is the auditing of procedures carried out by the Department of Auditing and internal control (institutional) carried out by the Department of Internal Control.

During the conduct of each audit the functioning of the internal control system is assessed, as well as the major types of risk which could adversely affect the achievement of Company goals. As a result of this analysis, the leadership staff gains insight into the actual functioning of a particular procedure, along with proposed corrective measures and recommendations vital for decision making.
In 2007 internal auditing was carried out in 8 functional areas of KGHM Polska Miedź S.A. As a result of this auditing, the following were exposed: areas in which there had arisen risks, the causes of arising of such risks, proposals for their elimination, and areas in which the internal control system doesn't work correctly.
Corrective measures (recommendations) were implemented with respect to:

- Corporate governance (The process of delegation of rights in the Company),
- Strategy („The process of delegation of rights in the Company"),
- Operating activities (setting prices, sales of copper and other products, distribution, transportation services, IT system),
- Infrastructure (property insurance),
- Internal factors (environmental protection – waste).

Internal Control (institutional) operates based on the „Regulations of internal control" as approved by the Management Board of the Company. The system of internal control, based on the principles of independence and objectivity, comprises all of the areas and organisational units of the Company. Simultaneously, the responsibility is fully maintained of employee self-control and of functional control by all levels of management as part of their coordination-supervisory responsibilities.

Previous activities of internal control units set up within the organisational structure of the Company's divisions failed to bring the expected effects, and therefore in the second half of 2007 the Department of Internal Control was established within the Head Office, under the direct control of the Members of the Management Board.

The controlling actions thus far of the Department of Internal Control have indicated among others the need to limit risk related with:

1) the selection of service contractors/suppliers, and
2) the method of managing complex projects.

As a result, far-reaching procedural changes have been proposed (not yet implemented) along with defining and executing the responsibilities of employees for the actions they take or for the failure to act as respects not only their own position, but also for the realisation of tasks with respect to the Committees and Teams to which they are appointed.

Exemption number: 82 4639

Selected areas requiring attention.

The Company should pay particular attention in the near future to the following:

- increasing the cost flexibility of the Company, starting with restricting cost increases and working towards their reduction,
- developing (verifying) the long-term development and operating strategy of the Company with a program for its consistent implementation and monitoring,
- intensifying the development of feasibility, conceptual and, in effect, investment programs, respecting access to domestic copper ore resources,
- reviewing and verifying the functional missions of Group companies,
- monitoring and improving strategies hedging mineral prices (using options) and the exchange rate – strong dependence of Company revenues on mineral prices and the exchange rate,
- the low share of assets and revenues from sales (i.e. by approx. 5%) of subsidiaries in the consolidated results of the KGHM Polska Miedź S.A. Group.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

PREZES ZARZĄDU
Mirosław Krutin

END